UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Inverness Medical Innovations, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46126P 10 6

(CUSIP Number)

Jose M. de Lasa, 100 Abbott Park Road

Abbott Park, Illinois 60064-6049; Phone 847-937-8905

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46126P 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Abbott Laboratories IRS Identification No. 36-0698440

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (see Item 5 below)

14.	Type of Reporting Person (See Instructions) CO

The following information amends and supplements the original Schedule 13D filed by Abbott Laboratories (“Abbott”) on October 10, 2003.
Item 1.	Security and Issuer

This statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Inverness Medical Innovations, Inc. (“Inverness”), a Delaware corporate, whose principal executive offices are located at 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453.

Item 5.	Interest in Securities of the Issuer
(a-b) Abbott no longer owns any shares of the Common Stock and therefore has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.
(c) In the past 60 days, Abbott has effected the following open market sales of the Common Stock on the American Stock Exchange:

Date	Number of Shares Sold	Average Price Per Share
November 30, 2004	10,000	$24.320
December 1, 2004	400	$24.325

On December 13, 2004, Abbott sold its remaining 1,540,533 shares of Common Stock as part of a block trade on the American Stock Exchange at an average price per share of $24.230.
(e) On December 13, 2004, Abbott ceased to be the owner of more than five percent of the outstanding shares of Common Stock.

*********************************

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2004
Date

Abbott Laboratories
/s/ Thomas C. Freyman
Signature

Thomas C. Freyman/ Executive Vice President, Finance and Chief Financial Officer
Name/Title